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August 21, 2008

Michael A. Brennan, President

Voice To Phone, Inc.

5328 Redwood Road

Plantation, Florida 33317

(760) 238-7005

Richard S. Pattin, President & CEO

Calypso Wireless, Inc.

21 Waterway Avenue, Suite 300 The Woodlands, Texas 77380

RE: Reversion of Patent Rights in U.S. Patent Numbers 6,839.412, 6.385,306, 6,765,996, and 7,031,439

Dear Mr. Pattin,

This is notice that the Assignment of Rights ("the Assignments") to Calypso Wireless, Ine. ("'Calypso") from Voice [0 Phone, Inc. ("VTP") for U.S. Patent Numbers 6,839,412, 6,385.306, 6,765,996, and 7,031,439 ("'the Patents") have been rescinded.

On May 15,2007 ("Effective Date'") a Patents Purchase Agreement ("Agreement") was entered into between Calypso and VTP. In the Agreement, Calypso promised to deliver five million

(5,000,000) free-trading S-8 shares of Calypso's shares, four million (4.000,000) shares within fifteen days of Effective Date and the remaining one million (1,000,000) shares on or before November 1,2007, in exchange for the exclusive patent rights to the Patents. Calypso has failed to deliver the remaining one million (1,000,000) shares. According to the Agreement, if Calypso failed to timely pay VTP according to Agreement, then VTP could elect to rescind Assignments affecting the transfer of patent rights at any time after the failure to pay, rendering Assignments null and void. In addition, Calypso agreed to pay VTP three million dollars ($3,000,000) in the event of default by Calypso to pay the shares agreed upon. Therefore. on July 28, 2008, a Notice of Reversion of Patent Rights was filed with the United States Patent and Trademark Office for Patents, thereby rescinding Agreement. A copy of the Assignment, Notice of Reversion of Patent Rights. and USPTO's NOlice of Recordation are enclosed For your reference.

Calypso is aware of its default, as evidenced by Calypso Schedule 14A filing with th S curities and E change CODUllission (SEC) on May 28 2008 which reads, in pertinent part:

"In May 2007, [Calypso] ntered into a Patents Purchase Agre ment (the "Patent Agreement) with Voice to Phon Inc. ("VTP ) pursuant to which [Calypso] agreed to purchase certain patents Patent os. 6839412 6385306 6765996 and 7031439 relating to audio file tran mi ion methods (the' Baxter Patents ') from VTP in can id ration for 5 000 000 bares ofour common stock of which only 4000000 shar s have been issued to dat . Pursuant to the Patent Agreement we were to deli er the additional 1,000,000 shares b November 1 2007 (the' Baxter Shares ) which shares have not been delivered. As a result VTP can cancel the Patents Agreement at any time, which ag~eement if cancelled provid for u to return the Baxter Patent to VTP and to pay VTP an additional $3,000 000 in damages."

Calypso is hereby on notice as of the date ofreceipt of this letter of the res ission of th Agreement by VTP and Rev rsion of all Patent rigbt back to VTP. alyp a must within sixty (60 day ofrec ipt of this letter discontinue all manufactlrre ale and use in any manner of the property protected by the Patents as they no longer belong to Cal pso. Any further such manufacture al and/or u e after thi ixty (60) day period will be considered an infringem nl of VTP s rights in the Patents and will be prosecuted accordingl . Calypso must also relinquish payment of the three million dollars ($3,000 000) in damages to VTP a stipulated in the Agreement within sixty (60) day of receipt of this letter. In addition VTP must r ceiv an unambiguous response to this letter from Calypso stating its intent to comply within twenty (20) days of receipt of this letter.

inc rely

Michael A. Brennan